

May 24, 2013

Via E-mail
Mr. Marc G. Naughton
Chief Financial Officer
Cerner Corporation
2800 Rockcreek Parkway
North Kansas City, MO 64117

> **Re: Cerner Corporation**
> **Form 10-K for the Fiscal Year Ended December 29, 2012**
> **Filed February 8, 2013**
> **File No. 000-15386**

Dear Mr. Naughton:

We have reviewed your letter dated May 3, 2013 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 25, 2013.

Form 10-K for the Fiscal Year Ended December 29, 2012

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 16. Related Party Transactions, page 69

1.   We note your disclosure on page 70 that the Interparty Agreement provides that the Developer or OnGoal will be responsible for the repayment of any issuance costs plus the MPI Repayment Amount owed by you under the Workforce Agreement if you fail to establish the required new jobs per the agreement. We further note that in your response to prior comment 4 of your letter dated March 29, 2013 you state that should certain events trigger repayments by OnGoal and reduce your potential obligation such amounts

will be recognized in earnings as they occur. Please tell us why it is appropriate to recognize such repayments as earnings. In this regard, it appears that under these circumstances, amounts would not be earned by you through compliance with the conditions of the award, and would not be a reduction of the related costs for which the grant was intended to compensate.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief